                                  [CINRAM LOGO]






                          2004 ANNUAL INFORMATION FORM
                                 March 30, 2005
                      For the year ended December 31, 2004










Cinram International Inc.
2255 Markham Road
Toronto, Ontario, Canada
M1B 2W3
Telephone: (416) 298-8190
Fax: (416) 298-0612

TABLE OF CONTENTS

1.   ABOUT CINRAM INTERNATIONAL INC.                                       P. 3
        o    Our corporate structure                                       p. 4
        o    Our material subsidiaries                                     p. 5
        o    Our directors and officers                                    p. 5
        o    Our employees                                                 p. 6
        o    Our securities                                                p. 6
        o    Our dividend policy                                           p. 7

2.   ABOUT OUR BUSINESS                                                    P. 7
        1.   Home Video                                                    p. 8
        2.   Audio/ROM                                                     p. 9
        3.   Printing                                                      p. 9
        4.   Distribution                                                  p. 10

3.   RISK FACTORS THAT COULD AFFECT OUR BUSINESS                           P. 11

4.   LEGAL PROCEEDINGS WE ARE INVOLVED IN                                  P. 17

5.   INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS            P. 17

6.   PROTECTING THE ENVIRONMENT                                            P. 17

7.   OUR SOCIAL POLICIES                                                   P. 17

8.   SELECTED CONSOLIDATED FINANCIAL INFORMATION                           P. 17

9.   MANAGEMENT'S DISCUSSION AND ANALYSIS                                  P. 17

10.  FOR MORE INFORMATION                                                  P. 18

11.  TRANSFER AGENT                                                        P. 18

CINRAM INTERNATIONAL INC. - 2004 ANNUAL INFORMATION FORM
(all figures in U.S. dollars, unless otherwise stated)

FORWARD-LOOKING STATEMENTS
Certain statements contained in this annual information form constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, which could cause actual results to differ materially from those anticipated in these forward-looking statements. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect.

Cinram disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. These cautionary statements expressly qualify all forward-looking statements attributable to Cinram.


1.   ABOUT CINRAM INTERNATIONAL INC.

Isidore Philosophe and Samuel Sokoloff founded Cinram in 1969 as a contract manufacturer of pre-recorded eight-track cartridges and cassettes. In our 36-year history, we have evolved with changes in technology and consumer preferences to manufacture successive generations of pre-recorded media formats including: eight-track tapes, vinyl records, audio cassettes, CDs, CD-ROMs, VHS video cassettes and DVDs.

Cinram established its first major manufacturing presence in the United States in 1990 with the acquisition of one of the country's largest independent duplicators of audio cassettes - PRC Tape Company of Richmond, Indiana. In 1995, we entered the European market with the acquisition of two VHS video cassette duplicators: Duplication France, S.A. and Video Pouce, S.A. Throughout the remainder of the 1990s, Cinram completed several acquisitions in both North America and Europe to establish our market presence and expand our operations in those territories.

In 2000, Cinram entered into exclusive agreements with Twentieth Century Fox Home Entertainment Inc. (Fox), a major North American motion picture studio, to provide manufacturing, distribution and warehouse logistics services for VHS video cassettes and DVDs in the United States and Canada. That same year, we acquired the shares of Universal Music International Manufacturing and Logistics, S.A. (UML) in France and signed a long-term CD supply contract with UML - providing a solid foundation for our CD business in Europe.

In 2002, we added significant DVD capacity in North America, and to a lesser extent in Europe, as a result of the growing consumer demand for DVDs and additional business from new, exclusive DVD supply agreements entered into during the year.

In 2003, we completed the largest strategic acquisition in our history. We acquired Time Warner Inc.'s DVD and CD manufacturing and physical distribution businesses, together with certain related businesses, in the United States and Europe, for $1,150.5 million in cash.

As part of the transaction, we also entered into exclusive, long-term agreements to manufacture, print, package and physically distribute DVDs and CDs for Warner Home Video and Warner Music Group in North America and Europe, and for New Line Home Entertainment, Inc. in North America. The transaction closed in October 2003 and increased Cinram's DVD and CD manufacturing capacity to over one billion discs per year. The purchase price was funded from banking facilities comprised of term loans totaling $1,025.0 million and a revolving credit facility of $150.0 million. Accordingly, Cinram's revenue, earnings and earnings per share all reached record levels in 2003. Today, we are the world's largest independent provider of pre-recorded multimedia products and related logistics services.

A strong slate of home video releases by our existing studio customers along with additional business from new customers such as MGM, EMI and Fox Europe contributed to the increase in our consolidated revenue in 2004. In November 2004, we signed an exclusive, multi-year manufacturing and distribution agreement with Fox in Europe; however, we began manufacturing and distributing DVDs and VHS video

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CINRAM INTERNATIONAL INC. - 2004 ANNUAL INFORMATION FORM
(all figures in U.S. dollars, unless otherwise stated)

cassettes for Fox in France under a transitional agreement in August 2004. We will begin manufacturing and distributing Fox products in the United Kingdom, Germany and the Benelux in the first half of 2005.

OUR CORPORATE STRUCTURE
Cinram International Inc. ("Cinram" or the "Company") was formed as Cinram Ltd./Cinram Ltee by letters patent dated July 28, 1969 pursuant to the Canada Corporations Act. The registered and principal office of Cinram is located at 2255 Markham Road, Toronto, Ontario, M1B 2W3 and its telephone number is (416) 298-8190. Cinram has amended its constating documents as follows:

     (a)  by Certificate of Continuance dated November 12, 1980, Cinram:

          (i) re-organized its share capital by authorizing for issuance an unlimited number of common shares, an unlimited number of Class A shares, an unlimited number of Class B shares and an unlimited number of Class C shares; and

          (ii) was continued under the Canada Business Corporations Act;

     (b) by Certificate of Amendment dated January 7, 1986, Cinram further re-organized its share capital by:

          (i) reducing the authorized capital of Cinram to an unlimited number of common shares only;

          (ii) subdividing each of its issued and outstanding common shares into 140 common shares;

          (iii) and deleting all restrictions on share transfers;

     (c) by Certificate of Amalgamation dated December 31, 1986, Cinram amalgamated with 147213 Canada Inc;

     (d) by Certificate of Amendment dated June 25, 1987, Cinram subdivided each of its issued and outstanding common shares into three (3) common shares;

     (e)  by Certificate of Amalgamation dated June 30, 1988, Cinram:

          (i) amalgamated with Praxis Technologies Corporation and Praxis Technologies Inc. (collectively "Praxis");

          (ii) increased its authorized share capital by creating an unlimited number of redeemable preference shares. The holders of the preference shares are entitled to receive dividends as and when declared by the directors of Cinram in such amount and in such form as the directors of Cinram may from time to time determine.

     (f) by Certificate of Amendment dated June 21, 1993, Cinram subdivided each of its issued and outstanding common shares into two (2) common shares;

     (g) by Certificate of Amalgamation dated July 31, 1993, Cinram amalgamated with Nelson Vending Technology Limited ("Nelson Vending") and Nelson Videovend Ltd. ("Nelson Videovend");

     (h) by Certificate of Amendment dated June 12, 1997, the name of the Corporation was changed to Cinram International Inc.;

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CINRAM INTERNATIONAL INC. - 2004 ANNUAL INFORMATION FORM
(all figures in U.S. dollars, unless otherwise stated)

     (i) and by Certificate of Amendment dated February 27, 1998, Cinram subdivided each of its issued and outstanding common shares into two
          (2) common shares

OUR MATERIAL SUBSIDIARIES

--------------------------------------------------------------------------------
NAME OF SUBSIDIARY              % OWNERSHIP        JURISDICTION OF INCORPORATION
--------------------------------------------------------------------------------
Cinram Inc.                     100%               Delaware, U.S.A.
Cinram Manufacturing Inc.       100%               Delaware, U.S.A.
Ivy Hill Corporation            100%               Delaware. U.S.A.
Cinram GmbH                     100%               Germany
--------------------------------------------------------------------------------

References herein to "Cinram" include the Company and its material subsidiaries.

OUR DIRECTORS AND OFFICERS
As of March 30, 2005, Cinram's directors and senior officers, as a group, beneficially owned directly or indirectly, or exercised control or direction over, 6.4 percent of Cinram's outstanding common shares, or 3,661,711 common shares. Under Cinram International Inc.'s by-laws, directors hold office until the next annual shareholders' meeting, or until their successors are elected.

DIRECTORS
The following table lists Cinram International Inc.'s directors, their place of residence and principal occupation on March 30, 2005. As a public company, we are required by law to have an audit committee.

-----------------------------------------------------------------------------------------------------------------
NAME AND PLACE OF RESIDENCE         DATE ELECTED OR APPOINTED        CURRENT PRINCIPAL OCCUPATION
                                    TO THE BOARD OF DIRECTORS
-----------------------------------------------------------------------------------------------------------------
Henri A. Aboutboul(3)               November 19, 1986                Non-Executive Chairman of the Board
London, United Kingdom                                               Cinram International Inc.

Norman May, Q.C.(2)                 December 1, 1985                 Partner,
Ontario, Canada                                                      Fogler, Rubinoff LLP

Nadir H. Mohamed, CA(1, 3)*         September 25, 2003               President and Chief Executive Officer,
Ontario, Canada                                                      Rogers Wireless Communications Inc.

Isidore Philosophe                  August 29, 1969                  Chief Executive Officer,
Ontario, Canada                                                      Cinram International Inc.

John R. Preston, CPA(1, 2)*         September 25, 2003               Vice-President, Finance and Administration,
Florida, USA                                                         Southern Wine & Spirits of America Inc.

Lewis Ritchie, CA                   June 1, 1985                     Chief Financial Officer,
Ontario, Canada                                                      Executive Vice-President, Finance and
                                                                     Administration, and Secretary
                                                                     Cinram International Inc.

David Rubenstein                    June 19, 2002                    President and Chief Operating Officer
Florida, USA                                                         Cinram International Inc.

Peter G. White(1*, 3)               June 12, 1997                    Vice-President, Operations and Secretary,
Ontario, Canada                                                      Hollinger Inc.
                                                                     Executive Vice-President, Argus Corporation
-----------------------------------------------------------------------------------------------------------------

1  Audit Committee
2  Corporate Governance and Nominations Committee
3  Compensation Committee
*  Committee chair

CINRAM INTERNATIONAL INC. - 2004 ANNUAL INFORMATION FORM
(all figures in U.S. dollars, unless otherwise stated)

All of Cinram's directors have held the positions listed in the table above during the past five years, except for the people listed in the table below.

------------------------------------------------------------------------------------------------------
DIRECTOR                             PAST OCCUPATION
------------------------------------------------------------------------------------------------------
Henri A. Aboutboul                   Managing Director of Chemicals,
                                     Waste Management International B.V.

Nadir H. Mohamed                     President and Chief Operating Officer of Rogers Wireless
                                     Communications Inc. from August 2000 to July 2001, Senior
                                     Vice-President of Marketing and Sales of Telus Communications Inc.
                                     from February 1999 to August 2000

John R. Preston                      Executive Vice-President and Chief Financial Officer,
                                     Ripplewood Investment Holdings prior to January 2004

David Rubenstein                     President, Cinram Americas from June 2001 to December 2004
                                     President, Cinram U.S. Operations, prior to June 2001

Peter G. White                       Co-Chief Operating Officer and Secretary, Hollinger Inc. from
                                     January 2004 to December 2004
------------------------------------------------------------------------------------------------------

OFFICERS
The table below lists Cinram International Inc.'s officers, their place of residence and principal occupation on March 30, 2005.

----------------------------------------------------------------------------------------------------------------
NAME                         PLACE OF RESIDENCE        OFFICE HELD AT CINRAM INTERNATIONAL INC.
----------------------------------------------------------------------------------------------------------------
Isidore Philosophe           Ontario, Canada           Chief Executive Officer

Lewis Ritchie                Ontario, Canada           Chief Financial Officer
                                                       Executive Vice-President, Finance and Administration,
                                                       Secretary

David Rubenstein             Florida, USA              President and Chief Operating Officer

David Locksley               Ontario, Canada           Chief Information Officer

Jaime Ovadia                 Florida, USA              President, Cinram U.S. & Latin America
                                                       Executive Vice-President, Worldwide Theatrical Home Video

Jacques Philosophe           Ontario, Canada           Executive Vice-President

Monique Rabideau             Ontario, Canada           Assistant Secretary

John Tino                    Ontario, Canada           Director, Financial Reporting and Treasurer

Marcel Tuchner               Ontario, Canada           Executive Vice-President, Manufacturing and Engineering
----------------------------------------------------------------------------------------------------------------

OUR EMPLOYEES
As of December 31, 2004, Cinram had approximately 11,000 employees worldwide.

OUR SECURITIES
Our authorized capital stock consists of an unlimited number of common shares and an unlimited number of preference shares. The preference shares are non-voting and are entitled to dividends, as and when

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CINRAM INTERNATIONAL INC. - 2004 ANNUAL INFORMATION FORM
(all figures in U.S. dollars, unless otherwise stated)

declared by the Board of Directors. At March 30, 2005, Cinram had 57.2 million common shares issued and outstanding. Cinram's common shares are listed and posted for trading on The Toronto Stock Exchange under the symbol CRW. Effective January 1, 2001, we de-listed from the NASDAQ.

(in Canadian dollars, except volume)
---------------------------------------------------------------------------------------------
  2004                  OPEN           HIGH          LOW          CLOSE         VOLUME TRADED
---------------------------------------------------------------------------------------------
  January              $ 28.49       $ 29.34       $ 26.35       $ 27.52          10,164,107
  February             $ 28.00       $ 28.50       $ 25.04       $ 27.05           6,879,909
  March                $ 29.25       $ 29.75       $ 24.00       $ 26.18          16,916,172
  April                $ 26.20       $ 26.80       $ 23.01       $ 23.09           8,356,512
  May                  $ 23.20       $ 26.47       $ 22.30       $ 26.47           7,145,008
  June                 $ 26.35       $ 26.50       $ 24.21       $ 25.00           7,011,736
  July                 $ 25.00       $ 25.03       $ 21.50       $ 22.27           7,402,549
  August               $ 22.29       $ 23.35       $ 19.70       $ 21.10           7,550,855
  September            $ 21.20       $ 21.51       $ 19.85       $ 21.20           3,721,968
  October              $ 21.20       $ 24.16       $ 21.15       $ 23.34           5,976,912
  November             $ 23.10       $ 24.95       $ 15.88       $ 20.25          23,260,007
  December             $ 20.26       $ 22.25       $ 19.52       $ 22.13           5,485,389
---------------------------------------------------------------------------------------------

OUR DIVIDEND POLICY
According to the Board of Director's current policy, Cinram International Inc. declares and pays quarterly cash dividends on its common shares at a rate of C$0.12 per year. The Board of Directors regularly reviews its dividend policy. The ability to declare dividends is restricted to the current policy by the terms of the Cinram's credit facilities.

-----------------------------------------------------------
YEAR            CASH DIVIDEND DECLARED PER COMMON SHARE
                (in Canadian dollars)
-----------------------------------------------------------
2004            $0.12
2003            $0.12
2002            $0.08
-----------------------------------------------------------

In 2005, Cinram's Board of Directors has so far declared quarterly dividends of C$0.03 per common share, payable on March 31, 2005.


2.   ABOUT OUR BUSINESS

Cinram International Inc. is the world's largest independent provider of pre-recorded multimedia products and related logistic services. With facilities in North America and Europe, Cinram manufactures and distributes pre-recorded DVDs, VHS video cassettes, audio CDs, music cassettes, and CD-ROMs for motion picture studios, music labels, publishers and computer software companies around the globe.

In 2004, 93 percent of our revenue was generated outside of Canada - 69 percent in the United States and Mexico and 24 percent Europe.

We operate in four main industry segments: Home Video replication/duplication, Audio/ROM replication/duplication, Printing and Distribution. As a custom audio and home video replicator/duplicator, we only produce multimedia products to fill specific orders from our customers. In North America and Europe, most of our major home video and audio customers use our services to outsource manufacturing

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CINRAM INTERNATIONAL INC. - 2004 ANNUAL INFORMATION FORM
(all figures in U.S. dollars, unless otherwise stated)

and distribution of their content because they prefer to concentrate their efforts on promotion and artistic development.

     1.   HOME VIDEO

     Home Video replication/duplication customers provide us with a master tape, label design, and in some cases, graphics and promotional materials. Cinram assumes responsibility for all manufacturing and packaging operations and delivers/distributes finished product directly to retailers or distributors on behalf of our customers.

     Our major customers in North America and Europe are major motion picture studios. In Europe, we also participate in the competitive home video replication/duplication market, where most of the major studios use third party duplicators. Life-style, education and marketing videos are some of the major markets.

     We have non-exclusive DVD replication licensing agreements with MPEGLA, the 3-C and AC-3 Groups (both administered by Philips Electronics), the 6-C Group, (administered by Toshiba Corporation) and Discovision Associates.

     The Home Video replication/duplication segment accounted for 54 percent of our 2004 consolidated revenue, compared with 60 percent in 2003. In 2004, approximately 73 percent of Cinram's Home Video replication/duplication revenue was generated in North America and 27 percent in Europe.

     The competitive environment for DVDs in both the United States and Europe includes a number of significant players. Subsequent to the acquisitions of Nimbus and Panasonic, Technicolor became the largest independent DVD replicator and Cinram's most important competitor. In addition to Technicolor, we compete with a number of other second tier independent replicators, including Deluxe (owned by Rank Group Plc), JVC, Denon and OEM.

     While independent replicators are important competitors, a number of large media conglomerates with music and film content subsidiaries, such as Sony and Bertelsmann, continue to manufacture DVDs and other media in-house through captive subsidiaries, such as Bertelsmann's Sonopress subsidiary. Sony's captive subsidiary, Sony DADC, is one of the largest DVD replicators in the world. However, most of its output is dedicated to its own content including Sony Pictures Entertainment films and Playstation games. Such captive subsidiaries also provide significant competition for us but, as importantly, restrict the potential market for our services, as we are unlikely to win the manufacturing business of their associated music or film companies unless the captive operations are sold.

     Today, the top three DVD manufacturers in North America are Technicolor, Cinram and Sony, which together accounted for approximately 78 percent of DVD output in 2004. In Europe, the top three players are also Technicolor, Cinram and Sony. Together, they represent nearly half of the European DVD market output.

     To keep pace with increasing demand, major manufacturers invested significantly to increase capacity in 2004. At the end of 2004, Cinram had the capacity to manufacture approximately 1.65 billion DVDs per year (up from one billion at the end of 2003) to service our industry's seasonal peaks in demand, which typically occur in the second half of the year.

     There are currently two main disc formats competing for the new standard of next-generation high-capacity pre-recorded media. The first format, HD-DVD, was developed by Toshiba Corporation and NEC Corporation and received the endorsement of the DVD Forum, an international association of more than 230 hardware manufacturers, software firms and other users of DVDs, in the fall of 2003. HD-DVDs can hold up to 15 gigabytes of data or high definition video on a single layer and up to 30 gigabytes on a dual-layer disc. HD-DVDs can be produced

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CINRAM INTERNATIONAL INC. - 2004 ANNUAL INFORMATION FORM
(all figures in U.S. dollars, unless otherwise stated)


     on the same type of equipment used for producing DVDs. We expect that the cost of producing HD-DVDs will initially be higher than current DVD production costs, although these costs will likely decline as production increases and efficiencies in the manufacturing process are realized.

     The second format of new disc technology is Blu-ray, which was developed by the Blu-ray disc founders, a group of 13 companies which includes Sony Corporation and Matsushita Electric Industrial Co., Ltd. Blu-ray discs can hold up to 25 gigabytes of data or high definition video on a single layer disc and up to 50 gigabytes on a dual-layer disc. Blu-ray disc production will require greater capital investment than HD-DVD, as existing DVD equipment is not capable of manufacturing these discs.

     Although both next generation product launches are expected to take place in the next 12 to 18 months, we expect the existing DVD format to remain the home video standard for several years thereafter, consistent with past experience with the introduction of new pre-recorded media formats. We have been working on the manufacturing process for both next-generation high-definition formats for more than a year and expect to be in a position to meet our customers' requirements for either format.


     2.   AUDIO/ROM

     Audio/ROM replication/duplication customers provide us with a master tape, label design, and in some cases, graphics and promotional materials. Cinram assumes responsibility for all manufacturing and packaging operations and delivers/distributes finished product directly to retailers or distributors on behalf of our customers.

     Cinram's principal customers in the Audio/ROM replication/duplication segment are major music labels, publishers and computer software companies in North America and Europe. We enter into agreements in the ordinary course of our business with our major customers, which deal generally with pricing, delivery, order size, confidentiality and copyright protection.

     We have non-exclusive CD replication licensing agreements with a member of the Philips Group of Companies in the Netherlands and with Discovision Associates.

     The Audio/ROM replication/duplication segment accounted for 16 percent of our consolidated 2004 revenue, compared with 21 percent in 2003. In 2004, approximately 66 percent of our Audio/ROM replication/duplication revenue was generated in North America, and 34 percent in Europe.

     Currently, the CD replicating industry is relatively fragmented with the top 11 players accounting for roughly a third of global production in 2004. The four leading global CD manufacturers are Sony, Cinram and Sonopress followed by Universal, MPO Americ Disc, Deluxe, CMC, JVC, Viva Magnetics, Jiangsu Xi Guang Lian and Technicolor. In 2004, EMI sold its European and Australian facilities and closed its operations in the United States. Cinram signed an exclusive manufacturing agreement with EMI in the United States in 2004 as a result of the closure of their U.S. operations. Given the considerable excess capacity in the industry, consolidation and rationalization is expected to continue.


     3.   PRINTING

     In 2003, Cinram acquired Ivy Hill Corporation as part of the Time Warner transaction. Ivy Hill is one of the largest specialized printing companies in the U.S. focused on printing and packaging for music, multimedia, home video and publishing applications - including DVD and CD folders, patented "Snapper" packages for DVD, point-of-purchase displays, custom box sets and other customized printer products for media. Sales to Warner Home Video and Warner Music Group represent approximately 66 percent of Ivy Hill's revenues. Ivy Hill's results correspond to our Printing industry segment. Printing accounted for 11 percent of our 2004 consolidated revenue compared with six percent in 2003.

CINRAM INTERNATIONAL INC. - 2004 ANNUAL INFORMATION FORM
(all figures in U.S. dollars, unless otherwise stated)

     4.   DISTRIBUTION

     Our Distribution segment includes revenue for direct-to-retail distribution, warehousing, and pick, pack and ship and order fulfillment services for our home video customers. We believe that our world-class distribution and logistics capabilities allow us to differentiate ourselves from the competition by providing complete turnkey services for our customers at a time when many studios and music labels are looking to refocus on their core business and outsource their logistic needs. Distribution accounted for 10 percent of consolidated revenue in 2004, up from nine percent in 2003.

KEY SUCCESS FACTORS IN THE HOME VIDEO AND AUDIO REPLICATION INDUSTRY INCLUDE:

o Capacity: Critical to securing contracts with major studios and achieve economies of scale to lower costs and achieve higher margins.

o Premium contracts: Market share is dependent upon strong relationships and arrangements with large studios.

o Full service offering: Replicators must offer a complete package of services, including high value-added distribution services, often in multiple territories.

o Access to financing: Essential for investment in capacity, technological improvements and product offering.

o Low cost of production: Customers are cost conscious and will make purchase decisions based on price.

KEY SUCCESS FACTORS IN THE PRINTING INDUSTRY INCLUDE:

o Capacity: Critical to securing contracts and achieving economies of scale to lower costs and achieve higher margins.

o Premium contracts: Market share is dependent upon strong relationships and arrangements with large customers

o Access to financing: Essential for investment in capacity, technological improvements and product offering.

o Low cost of production: Customers are cost conscious and will make purchase decisions based on price.

We have maintained longstanding customer relationships with several major film studios and music labels globally. Our major customers include Warner Home Video, Warner Music Group, New Line Home Entertainment (New Line), Fox, Metro-Goldwyn-Mayer Home Entertainment (MGM), Artisan Entertainment/Lions Gate, Alliance Atlantis and EMI Group plc (EMI). Revenues are derived mainly from exclusive multi-year contracts typically ranging from two to six years - approximately 80 percent of our revenues are generated under such contracts. We believe our strong history of contract renewal success is based on our proven ability to meet customer requirements consistently and accurately. Furthermore, the high degree of integration between our customers and us adds significant value for our customers and assists us in retaining customer relationships. Given our greater scale and scope of operations, we are better positioned to compete for additional large-scale contracts. Our operations now span two continents and 23 major facilities worldwide (17 in North America and six in Europe), with more than eight million square feet of manufacturing and distribution facilities. Our facilities are strategically located to serve key North American and European markets quickly and efficiently.

RAW MATERIALS
We source our raw materials from North America, Europe and the Far East. The major raw material components used in our products are plastics, which are subject to price fluctuations based on supply and demand, as well as other factor such as input prices. Polycarbonate is the type of plastic that is used to manufacture discs (DVDs and CDs) and polystyrene is used to manufacture jewel boxes and trays for CDs. Although we have the ability to pass-through polycarbonate cost increases to most of our DVD customers, we are contractually restricted as to the timing of the pass-through to our customers. If we have several consecutive raw material cost increases such as those we experienced over the course of the second half of 2004, we can only pass on these increases on a time delay basis. Our major CD contracts do not contain any raw material pass-through mechanisms that currently allow us to adjust

CINRAM INTERNATIONAL INC. - 2004 ANNUAL INFORMATION FORM
(all figures in U.S. dollars, unless otherwise stated)

pricing for polycarbonate cost increases, and there are limitations on price adjustments for polystyrene. Our polycarbonate costs increased by approximately 50 percent from January 2004 to December 2004, while our polystyrene costs increased by nearly 40 percent during the same period. After taking into account our raw material pass-throughs, these costs increases had a $20.1 million dollar impact on gross profit in 2004.

SEASONALITY AND CUSTOMER CONCENTRATION
Cinram's annual and quarterly operating results vary significantly from period to period as a result of the level and timing of customer orders, fluctuations in materials and other costs, and the relative mix of value-add products and services. Since most large-scale home video releases are clustered around the holidays (U.S. Thanksgiving and Christmas), and since this period is the busiest shopping season of the year, we typically experience stronger manufacturing volumes and record higher revenue and earnings in the fourth quarter. In 2004, the fourth quarter accounted for 32 percent of our annual revenue and 46 percent of our annual earnings, compared with 50 percent and 44 percent in 2003, and 34 percent and 51 percent in 2002, respectively.

We maintain sufficient production capacity in our industry segments to meet surges in demand. The highest demand typically occurs during the fourth quarter. In 2004, approximately 35 percent of our Home Video replication/duplication revenue and approximately 30 percent of our Audio/ROM replication/duplication revenue was generated in the fourth quarter.

In 2004, approximately 50 percent of revenue was derived from our two largest customers, compared to 49 percent in 2003. Also in 2004, the largest customer accounted for more than one-third of consolidated revenue, compared with 30 percent in 2003. The loss of one of our major customers could have a materially adverse effect on our financial results.

MATERIAL CONTRACTS
On October 24, 2003, Cinram acquired from Time Warner Inc. the DVD and CD manufacturing and physical distribution businesses of the Warner Music Group, together with certain related businesses (collectively referred to as the "Time Warner Businesses" or the "Acquired Businesses"), in the United States and Europe for a purchase price of $1,150.5 million in cash (the "Acquisition"). The DVD and CD manufacturing and physical distribution businesses were comprised of WEA Manufacturing Inc., Warner Music Manufacturing Europe GmbH and certain distribution assets of Warner Music Group that were transferred to WEA LLC. The other two acquired businesses were Ivy Hill, a specialty printing and packaging business, and Giant Merchandising, a manufacturer and supplier of branded custom label apparel and related development and design services.

As part of the Acquisition, we entered into exclusive supply relationships with Time Warner companies. Warner Home Video has DVD distribution agreements with Home Box Office (HBO), New Line and Turner Entertainment. The six-year agreements allow us to supply substantially all of Time Warner's North American and European DVD and CD replication, distribution and printing requirements through 2009.


3.   RISK FACTORS THAT COULD AFFECT OUR BUSINESS

OUR FINANCIAL PERFORMANCE IS SENSITIVE TO ECONOMIC TRENDS AND CONSUMER PREFERENCES IN OUR MAJOR MARKETS.
Our financial performance depends on consumer demand for our customers' products. Substantially all of the purchases of the pre-recorded media products sold by our customers are discretionary. Accordingly, weak economic conditions or outlook or consumer confidence could significantly reduce consumption in any of our customers' major markets thereby causing material declines in our sales and net earnings. In addition, because of the discretionary nature of their products, our customers must continually compete for the public's leisure time and disposable income with other forms of entertainment, including sporting events, concerts, live theatre and restaurants. They also compete for retail shelf space with other



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CINRAM INTERNATIONAL INC. - 2004 ANNUAL INFORMATION FORM
(all figures in U.S. dollars, unless otherwise stated)

consumer goods. As a result of this competition, demand for our customers' products could be reduced and our sales volumes and gross profit margins could be adversely affected.

EVENTS AND CONDITIONS IN THE MOTION PICTURE INDUSTRY MAY AFFECT SALES OF OUR PRODUCTS.
Our DVD sales tend to fluctuate based on the underlying trends in the motion picture industry and are driven in part the by the release of hit films on home video, particularly on DVD. When box office receipts for the motion picture industry increase, we have typically seen sales of related DVDs increase as well. The number of films that are produced can be affected by a number of factors, including strikes and work stoppages within the motion picture industry, as well as by the tax incentive arrangements that many foreign governments provide filmmakers to promote local filmmaking.

INCREASED COSTS OR SHORTAGES OF RAW MATERIALS OR ENERGY COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.
Each year we purchase significant quantities of plastics, the key raw materials used in the production of DVDs, CDs, VHS video cassettes and audio cassettes. The availability and prices of these materials may be influenced by a number of different factors, many of which are beyond our control, including weather, transportation, increased demand, production delays and the price of oil. Significant shortages of, and price increases for, the plastics we use have occurred in the past. We generally do not hedge against price increases in the raw materials that we use. If we experience raw material price increases and we are either unable to pass such increases through to our customers or we are contractually restricted as to the timing of any increases in the amount we charge our customers, our gross margins would be adversely affected. Also, the processes at our manufacturing, distribution and printing facilities are energy-intensive. Therefore, increases in energy costs would adversely affect our gross margins and, consequently, our results of operations.


OUR DEPENDENCE ON A LIMITED NUMBER OF LARGE CUSTOMERS WITH SUBSTANTIAL BARGAINING POWER CREATES POTENTIAL RISKS TO OUR REVENUE AND CASH FLOWS.
We operate in an industry in which there is a high degree of customer concentration. Our two largest customers are Warner Home Video and Twentieth Century Fox Home Entertainment. Collectively, these two customers accounted for approximately 50 percent of our consolidated 2004 revenue. Warner Home Video, our largest customer, accounted for more than one-third of our 2004 consolidated revenue. If any of our most significant customers discontinues its relationship with us for any reason, our business could be materially adversely affected. In addition, our customers face a variety of risks and competitive pressures in the industries in which they operate and if market and other factors cause them to cancel, reduce or postpone current or expected purchase commitments for our products, our operating results and financial condition may be adversely affected. Similarly, if our significant customers do not own the licensing and distribution rights to the content they produce, there is no assurance that we will be provided with the contract for such products regardless of the exclusive nature of our contracts with such customers. Our operating results could also be significantly impacted if one of our largest customers fails or is unable to pay amounts owed to us in a timely manner, or at all, whether due to strategic redirections or adverse changes in their businesses or for other reasons.

OUR BUSINESS COULD BE HARMED IF WE ARE UNABLE TO MANAGE THE SUCCESSFUL PRODUCTION, SUPPLY OR SECURITY OF OUR PRODUCTS.
In our business, we are required to deliver substantial volumes of products meeting the stringent requirements of our customers. Our failure to successfully manage the production or supply of our products, including the failure to meet scheduled production and delivery deadlines, or the failure of our products to meet the quality requirements of our customers, could materially adversely affect our business, operating results and financial condition. In addition, if a person with authorized access to any of our facilities was to make an unauthorized copy of one of our clients' audio or video files and to circulate such content prior to its scheduled release, we could be subject to liability arising from this breach of security. Accordingly, our business operations, as well as our reputation, could be adversely affected.

CINRAM INTERNATIONAL INC. - 2004 ANNUAL INFORMATION FORM
(all figures in U.S. dollars, unless otherwise stated)

ADVANCES IN TECHNOLOGY AND CHANGES IN OUR CUSTOMERS' DEMANDS MAY REQUIRE US TO INCUR SIGNIFICANT CAPITAL EXPENDITURES IN ORDER TO REMAIN COMPETITIVE.
Changes in the technology employed by the pre-recorded media industry and the emergence of the future generations of multimedia products, such as Blu-ray discs or HD-DVD, may require us to extensively upgrade or alter our manufacturing processes and production facilities in order to offer the most up-to-date product variations. As the demands and requirements of our customers shift, it will be necessary for us to modify the products and services we offer in order to retain these customers. The costs associated with adapting our operations to these requirements will likely be significant. There can be no assurance that we will be able to finance the necessary capital requirements through internally generated funds, additional borrowings or other sources. If we are unable to obtain the resources necessary to fund product expansion and new technology development, we may not be able to successfully implement our business strategies and our market share, gross profit margins and results of operations could be adversely affected. In addition, we cannot assure you that any of our existing customers will continue to employ our services with respect to future generations of multimedia products.

DUE TO THE NATURE OF OUR BUSINESS, OUR RESULTS OF OPERATIONS AND CASH FLOWS MAY FLUCTUATE SIGNIFICANTLY FROM PERIOD TO PERIOD.
Our production levels and, in turn, our revenue and cash flows are largely affected by the schedule according to which our major customers release their products, which, in turn, is dependent on a variety of factors such as consumer demand and the availability of marketable content. Our results of operations and cash flows in any period are materially affected by the timing of product releases by our customers, which may result in significant fluctuations from period to period. In addition, in the music and home video industries, purchases typically are made in the last three months of the calendar year. Accordingly, a significant percentage of our annual revenue and earnings is typically realized during our fourth quarter. These fluctuations in our sales may adversely affect our ability to meet our obligations.

FLUCTUATIONS IN OUR QUARTERLY AND ANNUAL OPERATING RESULTS MAY ADVERSELY AFFECT THE VALUE OF OUR STOCK.
A number of factors, many of which are outside our control, may cause or contribute to significant fluctuations in our quarterly and annual revenue and operating results. These fluctuations may make financial planning and forecasting more difficult. In addition, these fluctuations may result in unanticipated decreases in our available cash, which could negatively impact our business and prospects. As discussed more fully below, these fluctuations also could increase the volatility of our stock price. Factors that may cause or contribute to fluctuations in our operating results and revenue include:

o    Fluctuations in demand for our products;

o Introduction or enhancement of products and technologies by us and our competitors, and market acceptance of these new or enhanced products and technologies;

o Events and conditions in the motion picture industry that affect the number of movies produced and distributed on home video, the popularity of motion pictures generally and strikes by motion picture industry participants;

o Consolidation by participants in the markets in which we compete, which could result, among other things, in pricing pressure;

o The amount and timing of our operating costs and capital expenditures, including those related to the expansion of our business, operations and infrastructure;

o Variations in the time-to-market of our technologies in the entertainment industries in which we operate;

o    Seasonal product purchasing patterns by consumers;

o The impact of, and our ability to react to, interruptions in the entertainment distribution chain, including as a result of work stoppages at our facilities, our customers' facilities and other points throughout the entertainment distribution chain;

o The impact of, and our ability to react to, political instability, natural disasters, war and/or events of terrorism;

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CINRAM INTERNATIONAL INC. - 2004 ANNUAL INFORMATION FORM
(all figures in U.S. dollars, unless otherwise stated)

o Adverse outcomes of litigation or governmental proceedings, including any foreign, federal, state or local tax assessments or audits; and

o    Costs of litigation.

One or more of the foregoing or other factors may cause our operating expenses to be disproportionately higher or lower or may cause our revenue and operating results to fluctuate significantly in any particular quarterly or annual period. Results from prior periods are thus not necessarily indicative of the results of future periods.

DEMAND AND PRICING FOR OUR PRODUCTS COULD BE MATERIALLY ADVERSELY AFFECTED BY THE DEVELOPMENT OR PROLIFERATION OF DIGITAL DISTRIBUTION ALTERNATIVES, INCLUDING COPYING AND DISTRIBUTION OF MUSIC AND VIDEO FILES.
Our business is dependent on the continued viability and growth of physical distribution of music and video through authorized pre-recorded media. Alternative distribution channels and methods, both authorized and unauthorized, for delivering music have eroded our volume of sales and the pricing of our products and services. The growth of these alternatives is driven by advances in technology that allow for the transfer and downloading of music and video files from the Internet. The proliferation of this copying, use and distribution of such files is supported by the increasing availability and decreasing price of new technologies, such as personal video recorders, CD and DVD burners and portable MP3 music and video players, widespread access to the Internet and the increasing number of peer-to-peer digital distribution services that facilitate file transfers and downloading. We expect that file sharing and downloading, both legitimate and illegal, will continue to exert significant downward pressure on the demand for CDs. As current technologies improve, the digital transfer and downloading of video files will likely become more widespread. As the speed and quality with which video files can be transferred and downloaded improves, file sharing and downloading may in the future exert significant downward pressure on the demand for DVDs. Demand for our products may also be adversely affected by CD, DVD and VHS video cassette piracy if this practice increases in the future. In addition, our business faces pressure from the emerging distribution alternatives, like video on demand, or VOD, and personal digital video recorders. As substantially all of our revenues are derived from the sale of DVDs and CDs, continued file sharing, downloading and piracy or the growth of other alternative distribution channels and methods could materially adversely affect our business, financial condition and results of operations.

CHANGES IN INTEREST RATES MAY ADVERSELY AFFECT OUR CASH FLOWS AND RESULTS OF OPERATIONS.
The Credit Facility bears interest at variable rates with a fixed interest rate spread. The weighted average interest rate on the debt of $840 million for the year ended December 31, 2004, was below six percent. The Company currently has hedged 30 percent of its debt balance at fixed interest rates, with an interest rate cap in place on an additional 25 percent of the debt balance. With respect to the remaining 45 percent floating rate debt, we continuously monitor the interest rate environment and are prepared to hedge additional debt should we feel it is necessary. Any increases in interest rates will affect the amount of cash required to service our indebtedness under the Credit Facility and could have a negative impact on our cash flows and results of operations.

WE MAY EXPERIENCE ADVERSE EFFECTS DUE TO EXCHANGE RATE FLUCTUATIONS.
While the majority of our revenue and earnings are generated in the United States, our operations in foreign markets expose us to the risk of foreign currency fluctuations. To the extent we incur expenses that are not denominated in the same currency as the related revenue, exchange rate fluctuations could cause our expenses to increase as a percentage of revenue, thereby negatively affecting our profitability and cash flows.

DEMAND AND PRICING FOR OUR PRODUCTS GENERALLY DECLINE AS OUR PRODUCTS MATURE. Demand for our products and the prices at which we are able to sell our products generally decline as our products mature. Over the course of their product lifecycle, each of the audio cassette, VHS video cassette and CD formats has experienced a substantial decline in demand and pricing. As a result, to the extent we are unable to increase our sales volumes or reduce our manufacturing costs, our profit margin for these formats may decline. We have experienced similar pricing declines in respect of the DVD format

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CINRAM INTERNATIONAL INC. - 2004 ANNUAL INFORMATION FORM
(all figures in U.S. dollars, unless otherwise stated)

and expect to experience similar volume declines as the DVD format matures. We also expect to experience similar pricing and volume declines in any future formats that we manufacture. Therefore, our long-term success depends on our ability to invest in new technologies and to secure our customers for new formats as they make the transition from mature formats. In addition, as a result of declines in demand for audio cassette, VHS video cassette and CD formats, our revenue is increasingly dependent on sales of the DVD format.

WE FACE SIGNIFICANT COMPETITIVE AND PRICING PRESSURES IN THE MARKETS WE SERVE. We are engaged in an industry that is highly price competitive. Some of our competitors are companies, or divisions or operating units of conglomerates that have greater financial and other resources than we have. We may not be able to continuously compete successfully in our industry, and this could have a material adverse effect on our business, results of operations and financial condition. Furthermore, our multi-year contracts with our customers frequently contain a market price test which may, depending on prevailing industry prices, require us to lower the prices we charge such customers. Many of our customers have recently undergone, or may undergo, consolidation. As our customers grow larger and their industries grow more concentrated, the few remaining large entities may develop greater bargaining power and may be able to exert significant pricing pressure on our products which would adversely affect our results of operations. If any of our customers is acquired by or consolidates with another participant in the industry that has either an existing relationship with one of our competitors or the internal capacity to supply the products and services we provide, we may lose that customer and our results of operations may be materially adversely affected.

WE RELY ON OUR KEY PERSONNEL TO MANAGE OUR BUSINESS EFFECTIVELY AND WE MAY NOT BE ABLE TO RETAIN THOSE EMPLOYEES OR RECRUIT ADDITIONAL QUALIFIED PERSONNEL. Our operations and prospects depend, in large part, on the performance and continued service of our senior and middle management teams. The loss of key employees or the inability to attract and retain skilled employees could adversely affect our ability to effectively pursue our business strategy. Currently, only certain of our key officers and employees are bound by written employment contracts.

WE ARE EXPOSED TO POTENTIAL CLAIMS OF INTELLECTUAL PROPERTY INFRINGEMENT.
The industry in which we compete has many participants who own, or who claim to own, intellectual property for certain of the manufacturing processes we employ, the products we produce or the content produced by our customers. We currently accrue for the payment of licensing fees to certain third parties that claim to own the rights to intellectual property that we employ in our manufacturing processes or products. While currently we believe that these accruals are adequate, we cannot assure you that, if we are required to obtain licensing in respect of these rights, we could obtain such licensing on the terms assumed in these accruals. Furthermore, we cannot determine with certainty whether these or any other existing third party patents or the issuance of any new third party patents would require us to alter, or obtain licenses relating to, our processes or products. There is no assurance that we will be able to obtain any such licenses on terms favorable to us, if at all, and obtaining and paying royalties on new licenses might materially increase our costs. Additionally, the fees we pay in respect of existing licenses could increase materially in the future when these licenses are renewed. New multimedia formats will likely require that we obtain additional licenses. There can be no assurance that the content on the multimedia products we manufacture on behalf of our customers does not infringe upon the rights of third parties. Any claims brought against us by third parties with respect to intellectual property rights, with or without merit, could be time-consuming, result in costly litigation or cause delays in our operations. Since there can be no assurance of the outcome of such claims, we may be subject to fines or penalties that could be significant. We are involved in various intellectual property related legal actions that are in the ordinary course of our business. We cannot be certain that these actions, or any future actions, will not have a material adverse effect on our business, operating results or financial condition.

CINRAM INTERNATIONAL INC. - 2004 ANNUAL INFORMATION FORM
(all figures in U.S. dollars, unless otherwise stated)

IF WE FAIL TO MAINTAIN PROPER AND EFFECTIVE INTERNAL CONTROLS, OUR ABILITY TO PRODUCE ACCURATE FINANCIAL STATEMENTS COULD BE IMPAIRED, WHICH COULD ADVERSELY AFFECT OUR OPERATING RESULTS, OUR ABILITY TO OPERATE OUR BUSINESS AND INVESTORS' VIEWS OF US.
We have a complex business organization that is international in scope. Ensuring that we have adequate internal financial and accounting controls and procedures in place to help ensure that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. We are in the process of documenting, reviewing and, if appropriate, improving our internal controls and procedures in connection with Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments, commencing December 31, 2006. Both we and our independent auditors will be testing our internal controls in connection with the Section 404 requirements and could, as part of that documentation and testing, identify areas for further attention or improvement. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors, officers and employees, entail substantial costs in order to modify our existing accounting systems, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. In addition, investors' perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements may adversely affect our stock price.

WE CONDUCT BUSINESS INTERNATIONALLY WHICH EXPOSES US TO UNCERTAINTIES AND RISKS THAT COULD NEGATIVELY AFFECT OUR OPERATIONS AND SALES.
A significant portion of our sales are made to customers located outside the United States and Canada, primarily in Western Europe. We expect our international operations to continue to account for a significant portion of our revenues in the future and we may expand into new international markets in the future. The economies of foreign countries important to our operations could suffer slower or negative economic growth or instability in the future. In addition, our operations and sales in foreign markets could be negatively affected by a variety of risks, including new restrictions and controls on access to markets, unusual or burdensome foreign laws or regulatory requirements or unexpected changes to such laws or requirements, fluctuations in the value of foreign currencies against the Canadian and U.S. dollar, dependence on foreign distributors and their sales channels and the failure to recognize intellectual property rights. We may not be able to insure or hedge against these risks, and we may not be able to ensure compliance with all applicable regulations without incurring significant additional costs.

WORK STOPPAGES OR OTHER LABOR DISRUPTIONS AFFECTING OUR KEY CUSTOMERS COULD HAVE AN ADVERSE EFFECT ON OUR PROFITABILITY AND FINANCIAL CONDITION.
Labor disruptions at our key customers or with or by the clients they service, particularly work stoppages and disputes involving those associated with the music recording or film industries, could significantly affect demand for our products. Any prolonged strikes or other forms of labor protests or disputes affecting the businesses of our customers could have a material impact on our financial condition and results of operations.

OUR MANUFACTURING OPERATIONS ARE SUBJECT TO ENVIRONMENTAL LAWS AND REQUIREMENTS THAT MAY IMPOSE MATERIAL LIABILITIES AS WELL AS OPERATING AND CAPITAL EXPENDITURES ON US.
Our manufacturing facilities are subject to a range of federal, state, provincial, local and foreign laws and regulations relating to the environment. These include laws and regulations that govern discharges into the air, water and land, the handling and disposal of hazardous substances and wastes and the remediation of contamination associated with our facilities and off-site disposal locations. Compliance with existing and future environmental laws and regulations and enforcement policies may require us to incur capital and other costs, which may materially adversely affect our future financial condition. In addition, if we are found not to be in compliance with applicable environmental laws and regulations at our facilities, we may be subject to fines and penalties that could be significant.



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CINRAM INTERNATIONAL INC. - 2004 ANNUAL INFORMATION FORM
(all figures in U.S. dollars, unless otherwise stated)


4.   LEGAL PROCEEDINGS WE ARE INVOLVED IN

Cinram is involved in various legal actions that are normal to the course of our business. We do not expect any resulting liability to have a material adverse effect on our financial position or our results.


5.   INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

In 2004, we paid $1.5 million ($2.3 million in 2003, of which $2.2 million related to the Time Warner acquisition) to a law firm where one of our directors and one of our officers are each partners; we also paid $0.2 million ($0.2 million in 2003) in consulting fees to one of our directors.

In 2003, we purchased premises from three companies owned by certain shareholders of the Company and their families for $5.5 million, representing the fair market value of the land and building, based on independent appraisals. Prior to the purchase of the land and building, we leased the premises on a month-to-month basis at an exchange amount as agreed to by the parties. Lease costs for 2003 up to the purchase of the premises amounted to $0.4 million.


6.   PROTECTING THE ENVIRONMENT

Our facilities are subject to laws and regulations, and international agreements, governing protection of the environment, natural resources, human health and safety, and the use, management and disposal of hazardous substances. In particular, our operations are subject to stringent requirements for packaging content and recycling, air and water emissions, and waste management. We believe that we comply substantially with all applicable environmental requirements. Although the costs of maintaining such compliance have not materially affected us to date, we cannot predict the costs of complying with requirements that may be imposed in the future. Such costs, or related third-party personal injury or property damage claims, could have a material adverse affect on our business, results of operations or financial condition.


7.   OUR SOCIAL POLICIES

In 2004, Cinram's Board of Directors approved a formal Code of Business Conduct and Ethics. The Code was rolled-out to officers, directors and employees in late 2004 and early 2005. All employees, directors and officers of Cinram must sign an acknowledgement that they have read and understood the Code. Designated members of management and the Board must also sign a Code of Business Conduct and Ethics Annual Record of Review to reaffirm their commitment to our daily business behavior and conduct, which in turn reflects Cinram's high ethical standards, on a yearly basis.


8.   SELECTED CONSOLIDATED FINANCIAL INFORMATION

Selected consolidated financial information for the last eight quarters is available in the Summary of Quarterly Results section on page 21 of Cinram's 2004 Annual Report and is incorporated herein by reference.


9.   MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis of financial condition and results of operations is available starting on page seven of Cinram's 2004 Annual Report and is incorporated herein by reference.




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CINRAM INTERNATIONAL INC. - 2004 ANNUAL INFORMATION FORM
(all figures in U.S. dollars, unless otherwise stated)

10.  FOR MORE INFORMATION

Additional information, including executive and directors' compensation and interests of management and others in material transactions, where applicable, is contained in our management information circular dated March 29, 2005, for the annual and special meeting of shareholders to be held on April 25, 2005, which involves the election of directors. Additional financial information is provided in Cinram's comparative financial statements for 2004 on pages 32 to 57 of Cinram's 2004 Annual Report, which are incorporated herein by reference.

You can ask for a copy of Cinram's annual and quarterly management's discussion and analysis by contacting our investor relations department at 2255 Markham Rd., Scarborough, Ontario, M1B 2W3, by sending an e-mail to investorrelations@cinram.com, or by calling (416) 298-8190.

These documents, as well as Cinram's annual reports, quarterly reports and news releases, are available on Cinram's Web site at www.cinram.com. Additional information relating to Cinram is also available on SEDAR at www.sedar.com.


11.  TRANSFER AGENT

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario
M5J 2Y1
Telephone: 1-800-564-6253
Fax: 1-888-453-0330
E-mail: CARegistryInfo@computershare.com




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